FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

December 9, 2005

Item 3.	PRESS RELEASE

December 9, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. announced the initiation of a Phase 2a pilot study of oral RSD1235 for the prevention of recurrence of atrial fibrillation.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp. announced the initiation of a Phase 2a pilot study of oral RSD1235 for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose- ranging study will measure the safety and efficacy of oral RSD1235 over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. It is expected that the majority of patients enrolled will have experienced atrial fibrillation for greater than 30 days and less than 180 days in duration. The study will enroll 180 patients across 75 centres in Canada, U.S. and Europe.

Patients with atrial fibrillation in the first stage of the study will receive a 300mg dose of oral RSD1235 or placebo twice per day. After the first 3 days, patients still in atrial fibrillation will be electrically cardioverted. Successfully cardioverted patients will continue to receive oral RSD1235 or placebo for the remaining 25 days and will be monitored throughout the dosing period. Multiple safety and preliminary efficacy parameters will be measured. Interim results from the study for the 300mg dosing group are expected in mid-2006. Final results including data from a 600 mg twice daily dose in the second stage will be available by the end of 2006. Cardiome anticipates initiating a Phase 2b study of oral RSD1235 in the second half of 2006.

In August 2005, Cardiome announced the successful completion of a series of Phase 1 studies evaluating the pharmacokinetics, safety and tolerability of orally-administered RSD1235, which was found to be safe and well-tolerated across all dose levels explored. The maximum dose given for 7 days was 900mg twice daily (1,800mg/day), yielding blood levels of RSD1235 approaching peak blood levels seen in IV dosing. The formulation provided sustained high blood levels of drug over an interval deemed suitable for chronic-use oral therapy. No clinically relevant changes were found in clinical laboratory, vital signs or ECG measurements, and there were no serious adverse events.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 13th day of December, 2005.

CARDIOME PHARMA CORP.

Per:	“Christina Yip”
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.